December 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Lyn Shenk, Branch Chief
Aamira Chaudhry

Re:	TheStreet, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed on November 9, 2012
File No. 000-25779

Ladies and Gentlemen:

          TheStreet, Inc. (the “Company” or “we”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2012, relating to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 (the “Form 10-Q”).

          In this letter, we have cited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Form 10-Q.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item1.	Interim Condensed Consolidated Financial Statements Condensed Consolidated Balance Sheet, page 1

1.	We note the following from your Form 10-Q for fiscal quarter ended September 30, 2012 and your Form 10-K for fiscal year ended December 31, 2011:

Securities and Exchange Commission
December 10, 2012

•	You incurred operating losses in each of the last four fiscal years and for the nine months ended September 30, 2012;

•	You incurred net losses in each of the last three fiscal years and for the nine months ended September 30, 2012;

•	You incurred negative operating cash flows during the nine months ended September 30, 2012;

•	Revenues decreased for the nine months ended September 30, 2012 compared to the same interim period in 2011;

•

Although total cost of services expense decreased for the nine months ended September 30, 2012 compared to same interim period in 2011, cost of services expense as a percentage of revenue increased to 49 percent from 44 percent during these periods because cost cutting initiatives did not fully offset the decline in revenue;

•

As of September 30, 2012, you have a full valuation allowance recorded against $141 million of federal and state net operating loss carry-forwards because you concluded that it was more likely than not that the company would not realize the benefit of its deferred tax assets by generating sufficient taxable income in future years; and

•	You have an accumulated deficit of $181.6 million as of September 30, 2012.

Based on these factors, it appears that your long-lived assets (excluding goodwill and indefinite-lived intangibles) should have been tested for recoverability as of September 30, 2012 pursuant to ASC 360-10-35-21. Please provide us with a copy of such tests, including support for all material assumptions.

Response:

Notwithstanding the negative financial trends referred to above, the Company does not believe that a significant adverse change in its business climate had occurred as of September 30, 2012, within the meaning of ASC 360-10-35-21, which states that long-lived assets should be reviewed for impairment whenever circumstances exist that the carrying amount or value may not be recoverable. The Company monitors the carrying value of its asset groups, particularly long-lived assets which consist primarily of property and equipment and other intangible assets, compared to actual and forecasted

Securities and Exchange Commission
December 10, 2012

operating results as part of its normal review of its financial statements, financial condition, and consideration of potential triggering events. In evaluating the significance of a change in operating results, the Company considers its current period results and reviews its internal forecasts of future results. The Company also considers the remaining useful lives of the primary assets, and the significant value associated with its long-lived intangible assets.

The Company acknowledges the recent year over year declines in revenue, operating income and its negative operating cash flow in the nine months ended September 30, 2012, due in part to the overall economic downturn and a lower level of retail interest in investment, but also notes to the Staff that 2012 has been a year of significant change for the Company as it seeks to reposition its existing business and expand to complimentary businesses. During 2012, the Company also undertook certain significant actions to lower its overall cost structure and improve its cash flow in future periods. These actions include the hiring of a new management team, including a new CEO, CTO, Editor in Chief and General Counsel. Under this new management team, the Company has effected significant restructuring actions during 2012 designed to realign the overall cost structure of the Company. By implementing these restructuring actions, the Company has reduced full-time headcount (excluding acquisition-related headcount) by 30% from December 31, 2011 levels. Part of this headcount reduction resulted in a deliberate shift of our editorial/content creation from a full time employee model to an outsourced contributor model that will better align costs with revenue in the future. The Company also took actions to lower vendor-related costs; in particular we discontinued certain software as a service (SaaS) and consulting and data provider contracts. These actions were taken with the full understanding that they would have significant short-term costs such as severance costs and other write-offs, but were taken with the long-term view of positioning the Company to return to growth and profitability in future periods.

In addition to reducing overhead costs and creating a more stream-lined editorial process, the Company also considered areas where it could expand its business thru the offering of complementary services and products. As part of this growth strategy, in September 2012, the Company acquired The Deal as disclosed in the Form 10-Q for the quarter ended September 30, 2012. The Company believes that this acquisition will support the Company’s initiatives to expand our revenue product offerings into the institutional subscription space and upon the closing of this transaction we took immediate steps that we believe will lead to such acquisition being accretive to our 2013 results. These actions included the closing of the unprofitable print business and eliminating the related cost structure, as well as eliminating the majority of their overhead costs by leveraging the Company’s current infrastructure.

Securities and Exchange Commission
December 10, 2012

As a result of these restructuring actions and our acquisition of The Deal, the Company believes that its long-term business model and intangible assets will result in increased revenues and positive operating cash flows in future periods.

In looking to future periods, the Company’s current internal forecasts are favorable and reflect the full year impact of the 2012 actions described above. The Company’s internal forecasts for 2013 indicate a return to generating positive operating cash flows. This increase in our forecasted year-over-year operating cash flow is the result of the full year impact of our cost cutting measures, The Deal acquisition, as well as cost savings related to certain definitive actions that are currently being implemented, in particular our move from a hosted IT infrastructure to the cloud. We believe that given our new cost structure and additional revenue stream from The Deal that positive operating cash flows will continue in future periods.

Based on the above facts and circumstances, the Company believes that our financial results for the nine months ended September 30, 2012, are not indicative of a significant adverse change in our business that would not support the recoverability of the assets, and therefore does not believe a triggering event had occurred as of September 30, 2012 within the meaning of ASC 360-10-35-21. The Company will continue to monitor these facts and circumstances.

Notwithstanding our conclusion that we did not have a triggering event as described above, based upon the Company’s cash flow projections, there would be no impairment to long-lived assets.

2.

We note from your disclosure in critical accounting estimates in MD&A that you performed your annual impairment tests of goodwill and other intangible assets as of September 30, 2012 and that no impairment “was indicated” as the company’s fair value exceeded its book value by 13 percent. We also note that you estimated the fair value of your goodwill using a market approach, based upon actual prices of your common stock and the estimated fair value of your preferred shares. Please clarify for us whether the testing you performed for goodwill as of September 30, 2012 was limited to step 1 as described in ASC 350-20-35-4 to 8. Please provide us with a copy of such tests, including support for all material assumptions. Please also tell us whether any other approaches were considered or used in determining fair value for purposes of this test, such as discounted cash flows. If other approaches were not considered or used, please explain why, given your declining revenues, continued operating losses, and recent negative operating cash flows.

Securities and Exchange Commission
December 10, 2012

Response: The methods and significant assumptions used in performing the Company’s impairment analysis with respect to its recorded indefinite lived intangible assets, which consist of goodwill and trade name, are consistent with the guidance provided in ASC 350-20-35 and 350-30-35.

The first step of our goodwill impairment test compares the fair value of a Reporting Unit with its carrying amount, including goodwill. For our goodwill impairment test, the Company has determined it is a single reporting unit. As outlined in ASC 350-20-35, if the fair value of a Reporting Unit exceeds its carrying amount, goodwill of the Reporting Unit is not considered impaired and the second step of the impairment test is unnecessary. As the Company’s concluded that the Company’s goodwill was not impaired as of the valuation date, step 2 was not performed.

The Company, through its independent appraisal firm, used the market approach for the valuation of our common stock and the income approach for our preferred shares. Based on these approaches, we determine the Company’s business enterprise value (common equity plus preferred equity) to be $94.0 million as of the Valuation Date. We calculate the common equity value using the midpoint of The Company’s high and low common stock prices on the Valuation Date, as shown in the following figure:

AVERAGE STOCK PRICE

Low stock price	$1.50

High stock price	$1.53

Average stock price	$1.52

We multiplied the average stock price of $1.52 by the 32,877,360 common shares outstanding, indicating a common equity value of $49.8 million on a non-controlling basis. In order to determine the value of the common equity on a controlling basis, a control premium was applied. We searched the FactSet MergerStat/BVR Control Premium Study for all transactions involving U.S. companies during the past 12 months, and for transactions involving U.S. companies with the same SIC code as the Company over various time periods. The data indicated a wide range of control premiums ranging from 13% to 44% for deals that have taken place in the last 3 years for SIC code 7374, and we conservatively selected 10 percent as an appropriate control premium. Applying a control premium of 10 percent resulted in a value of the common equity on a controlling basis of $54.8 million.

Securities and Exchange Commission
December 10, 2012

In addition to common stock the Company has preferred stock with a liquidation value of $55.0 million. With the assistance of our third party valuation firm, we used the income approach to compute the fair value of the preferred stock to be $39.2 million and thus we added the $39.2 million value of the Company’s preferred stock to the fair value of the common stock. The resulting enterprise value of $94.0 million represents the value of the Company on a controlling basis. This value is greater than the carrying value of $82.2 million, indicating the Company’s goodwill was not impaired as of the valuation date.

The Company did also perform, with the assistance of its appraisal firm, an income approach by using the discounted cash flow (DCF) method to confirm the reasonableness of the above calculated enterprise value of $94.0 million as of the Valuation Date. Under this method, the indicated enterprise value of $87.4 million determined using the DCF is within 7 percent of the above calculated enterprise value and also indicates the Company’s goodwill is not impaired. Although the DCF-indicated value is lower we note that as the Company’s common stock is publicly traded, and the price is determined by many buyers and sellers each independently assessing their opinion of the value of the Company, the market approach provides the best indication of the enterprise value of the Company.

In support of this argument, ASC 350-20-35 provides factors to be used in determining the fair value utilized in a goodwill impairment test. Quoted market prices in active markets are described as the best evidence of fair value, when available.

Note 11. Restructuring and Other Charges, page 15

3.	We note that you committed to terminate use of certain vendor services and assets reflecting previously capitalized costs. Please clarify this disclosure for us.

Response: As previously disclosed, the Company hired a new CEO and CTO in March and May of 2012, respectively. In accessing the ongoing needs of the organization, and in-line with the Company’s other cost cutting initiatives undertaken in 2012, the Company elected to discontinue using certain SaaS, consulting and data providers, shortened the useful life of certain technology assets (software and hardware) where the Company decided to transition to different technologies, and elected to write-off certain previously capitalized software development projects. The Company expects to provide additional disclosure on these matters in its Form 10-K Annual Report for the year ended December 31, 2012.

Securities and Exchange Commission
December 10, 2012

Management’s Discussion and Analysis
Results of Operations
Revenue, page 18

4.	You state that the decrease in the weighted-average number of subscriptions is primarily the result of reduced acquisitions of new subscribers to your products. Please clarify this disclosure for us.

Response: As noted in Management’s Discussion and Analysis and Results of Operations, the Company’s primary source of revenue is subscription services, which is comprised of subscriptions, licenses and fees for access to premium content related to securities investment information, rate services and transactional information pertaining to the mergers and acquisitions environment. These subscriptions are generally sold on an annual basis, and revenue is recognized ratably over the contract period. Because of this model, a significant portion of our revenues are from existing customers who renew their subscriptions, and our business will be negatively impacted by customers who fail to renew their subscriptions or cancel their subscriptions. The Company also seeks to expand its business by continuing to acquire new customers for its subscription services. The Company actively monitors these key metrics in its business and customer base, and refers to the acquisition, retention and cancellation of customers as its churn rate. The decrease in the weighted average number of subscriptions reported in our most recent Form 10-Q was primarily impacted by the trailing twelve month trends of 1) churn of our existing subscriber base and 2) our ability to acquire new subscribers. While our average monthly churn rates for the trailing twelve months ended September 30, 2012 as compared to the same period in the prior year has remained relatively stable, our reduced acquisition of new subscribers for the trailing twelve months was unable to offset the losses due to churn.

The Company expects to provide additional disclosure on these key operating metrics and trends in its Form 10-K Annual Report for the year ended December 31, 2012.

* ** ** * * * * * *

Securities and Exchange Commission
December 10, 2012

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to contact me by telephone at (212) 321-5119 or by e-mail at tom.etergino@thestreet.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Thomas Etergino

Thomas Etergino, Chief Financial Officer

cc:	Bryan J. Yurko, KPMG LLP

Karen Dempsey, Esq., Orrick, Herrington & Sutcliffe LLP